UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
(914) 345-9001
William.Coote@taro.com

TARO APPOINTS NEW CHIEF FINANCIAL OFFICER

Hawthorne, NY, October 3, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today announced the appointment of Mariano Balaguer as Vice President, CFO and Chief Accounting Officer, effective today.
Mr. Balaguer has nearly 20 years of senior management experience in finance with global companies such as Novartis Consumer Health, Nestle and most recently, the Global Strategic Portfolio Division of Henry Schein (“Henry Schein”).
With Henry Schein, Mr. Balaguer was responsible for the finance functions of the business working to expand the investment and profitability of the group as well as further the capabilities of the financial teams. He worked closely with the financial leaders of Henry Schein’s affiliate companies in all aspects of financial reporting, planning, expense control, tax, treasury, M&A and other financial matters.
Regarding the appointment, Mr. Sundaram, Taro’s CEO, commented, “We are very pleased to have Mariano join the Taro team. His extensive financial background in related industries and his international experience will help strengthen our management team and contribute to the continuing growth and expansion of our business.”

Mr. Balaguer earned a Bachelor’s Degree in Economics from the Universidad Nacional de Cuyo, Argentina and an MBA from New York University Stern School of Business.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  October 3, 2016
TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director